SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

GP Cellulose Group LLC

an indirect wholly-owned subsidiary of

Georgia-Pacific LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

Tye Darland

Senior Vice President – General Counsel

Georgia-Pacific LLC

133 Peachtree St. NE

Atlanta, Georgia 30303

(404) 652-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein

Bradley C. Faris

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,504,790,925.00	$205,253.48
*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 40,127,758 shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. at a purchase price of $37.50 per share. Such number of shares consists of (i) 39,528,015 shares of common stock issued and outstanding as of May 1, 2013, including 640,425 shares subject to forfeiture restrictions, repurchase rights, or other restrictions, and (ii) 599,743 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00013640 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $205,253.48	Filing Party: GP Cellulose Group LLC
Form or Registration No. Schedule TO	Date Filed: May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on May 15, 2013, Amendment No. 2 filed with the SEC on May 20, 2013, Amendment No. 3 filed with the SEC on May 22, 2013, Amendment No. 4 filed with the SEC on May 29, 2013, Amendment No. 5 filed with the SEC on June 5, 2013, Amendment No. 6 filed with the SEC on June 11, 2013 (“Amendment No. 6”), and this Amendment, the “Schedule TO”), which relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share, of Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), at a purchase price of $37.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Amendment is being filed on behalf of Georgia-Pacific and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth below:

On June 18, 2013, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Tuesday, June 25, 2013, unless further extended. The Depositary for the Offer has advised Georgia-Pacific that approximately 32,956,603 shares have been validly tendered and not properly withdrawn in the Offer. This represents approximately 82 percent of the 40,127,758 shares of Buckeye Technologies’ common stock issued and outstanding, on a fully-diluted basis, as of June 17, 2013.

The Purchaser has extended the Offer, in accordance with the terms of the Merger Agreement, to allow additional time for the satisfaction of the conditions of the Offer related to the expiration or termination of the waiting period under the HSR Act and the receipt of the Other Required Governmental Approvals. As previously disclosed in Amendment No. 6, Georgia-Pacific received a request for additional information and documentary material regarding the nonwovens business in connection with the review of the Offer and the Merger by the Antitrust Division of the Department of Justice. Except for the extension of the Expiration Date, all other terms and conditions of the Offer remain unchanged.

The information set forth in the press release issued by Georgia-Pacific dated June 18, 2013 announcing the extension of the Offer, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(K), is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(K) Press Release issued by Georgia-Pacific, dated June 18, 2013

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP Cellulose Group LLC

By:	/s/ David G. Park
	Name:	David G. Park
	Title:	President

Georgia-Pacific LLC

By:	/s/ David G. Park
	Name:	David G. Park
	Title:	Senior Vice President of Strategy and Business Development

Date: June 18, 2013

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of May 7, 2013*

(a)(1)(B)	Letter of Transmittal for Shares*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares*

(a)(1)(D)	Notice of Guaranteed Delivery*

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(G)	Press Release, dated April 24, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Georgia-Pacific with the SEC on April 24, 2013) *

(a)(1)(H)	Summary Advertisement published on May 7, 2013*

(a)(1)(I)	Press Release issued by Georgia-Pacific, dated May 7, 2013*

(a)(1)(J)	Press Release issued by Georgia-Pacific, dated June 5, 2013***

(a)(1)(K)	Press Release issued by Georgia-Pacific, dated June 18, 2013

(a)(5)(A)	Verified Consolidated Amended Class Action Complaint, dated May 13, 2013 (In re Buckeye Technologies, Inc. Shareholders Litigation)**

(b)(1)	Form of Commercial Paper Dealer Agreement*

(b)(2)	Issuing and Paying Agency Agreement, dated as of January 15, 2013, by and between Georgia-Pacific and JPMorgan Chase Bank, National Association*

(d)(1)	Agreement and Plan of Merger, dated as of April 23, 2013, by and among Georgia-Pacific, the Purchaser and Buckeye (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Buckeye with the SEC on April 24, 2013)*

(d)(2)	Form of Letter Agreement entered into by Georgia-Pacific, the Purchaser and each of Buckeye’s Directors and Executive Officers*

(d)(3)	Confidentiality Agreement, dated as of January 30, 2013, by and between Buckeye and Georgia-Pacific*

*	Previously filed as exhibits to this Schedule TO on May 7, 2013
**	Previously filed as an exhibit to this Schedule TO on May 15, 2013
***	Previously filed as an exhibit to this Schedule TO on June 5, 2013